Exhibit 99.1

Improved Credit Outlook from Moody’s for Global Ship Lease
October 15, 2020
Outlook improved to B3 / Positive from B3 / Stable on the basis of supportive market fundamentals and an improving leverage profile
LONDON, Oct. 15, 2020 (GLOBE NEWSWIRE) -- Global Ship Lease, Inc. (NYSE:GSL) (the “Company”), a leading independent owner of containerships, announced today that its credit outlook has been improved to B3 / Positive from B3 / Stable by Moody’s Investor Services. In announcing its review, Moody’s cited the demonstrated resilience of Global Ship Lease and the container shipping industry throughout 2020, expectations of an improved leverage profile on a sustained basis, positive momentum for charter rates, and supportive supply-side fundamentals.
George Youroukos, Executive Chairman of Global Ship Lease, commented, “As the container shipping industry continues to demonstrate unprecedented resilience, we are pleased that Moody’s has recognized not just the supportive industry backdrop, but also the promising trajectory of Global Ship Lease’s financial performance and deleveraging efforts. Our high-quality, fuel-efficient fleet of mid-sized Post-Panamax and smaller containerships puts Global Ship Lease in an excellent position to benefit from the combination of strong charterer demand and a negligible multi-year orderbook for those key vessel classes. We fully share Moody’s positive outlook for Global Ship Lease, and we remain focused on using our strengthened credit profile to work towards opportunistically refinancing our outstanding Senior Secured Notes.”
Additional information regarding Global Ship Lease’s rating can be found in the press release dated October 15, 2020 on the Moody’s website at www.moodys.com.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.2 years as at June 30, 2020. 25 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.
Adjusted to include all charters agreed, and ships acquired or divested, up to September 23, 2020, the average remaining term of the Company’s charters at June 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.4 years on a TEU-weighted basis. Contracted revenue on the same basis was $688.3 million. Contracted revenue was $761.7 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.7 years.
Safe Harbor Statement
This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.
Investor and Media Contact:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438

Source: Global Ship Lease, Inc.